November 15, 2010


Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:   Touchstone Funds Group Trust
      File Nos. 33-70958 and 811-8104

Dear Mr. Ganley:

This will confirm our telephone conversation regarding the 485(a) filing made by the Touchstone Funds Group Trust ("Registrant") on September 14, 2010. Your comments and the Registrant's responses are set forth below:

PROSPECTUSES

Comment

Under the section "The Fund's Fees and Expenses," you asked that we provide the page number of the sections referenced in the prospectus and statement of additional information.

Response

We believe referencing the section names is sufficient information for the shareholder since these sections will be included in the corresponding document's table of contents.

Comment

In regards to the fee table footnotes, you requested that we move the following sentence in footnote number 2 to a separate, stand alone footnote.

"Other Expenses" are based on estimated amounts for the current fiscal year.

Response

The requested change has been made.

Comment

You suggested that we add headings to the risks discussed in the section titled "The Principal Risks" for the Fund.

Response

The Registrant believes that the risks are written in a concise, clear manner and that further streamlining may make such disclosure less useful to the reader.


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Comment

You suggested that we include a phrase under the section "What are the Principal Risks of Investing in the Fund" that clarifies that this is information regarding some of the principal risks of the Fund.

Response

The requested change has been made.

Comment

You suggested that we move "Manager of Managers Risk" from the section "What are the Principal Risks of Investing in the Fund" to the section "What are some of the Non-Principal Risks of Investing in the fund."

Response

The requested change has been made.

Comment

In reference to the "Portfolio Manger" section, you asked why the other team members that are led by Frank Sands Jr. were not listed as Portfolio Managers.

Response

The sub-advisor has determined that Frank Sands Jr. is the only primary Portfolio Manager of the fund. The sub-advisor believes that the team members that work with Mr. Sands Jr. are acting in a supporting role and providing research analysis for the investment decisions of Mr. Sands Jr.

SAI

Comment

You asked that we consider changing the word "Supplemented" with "Amended" when referencing the revised date on the front cover of the SAI.

Response

The requested change has been made.

Comment

You asked that we consider putting the other accounts managed information of the portfolio managers in table format.

Response

We will consider this change for the Annual update in January 2011.


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Comment

In reference to the section titled "Disclosure of Portfolio Holdings," you suggested that we add language to specify why we would grant access of the holdings to the sub-advisor.

Response

We will consider this change for the Annual update in January 2011.


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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary


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